Exhibit 99.1

(1)  Kathleen D. LaPorte ("LaPorte"), in her capacity as a member of the investment committees of DLJCC (as defined below) and of DLJLBO (as defined below), may be deemed to beneficially own the shares as to which this Form 4 relates. Ms. LaPorte disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

Sprout Capital IX, L.P. ("Sprout IX"), Sprout Entrepreneurs Fund, L.P. ("Sprout

Entrepreneurs") and Sprout IX Plan Investors, L.P. ("IX Plan") are Delaware limited partnerships which make investments for long term appreciation. DLJ Capital Corporation

("DLJCC"), a Delaware corporation, acts as a venture capital partnership management company.

DLJCC is also the general partner of Sprout Entrepreneurs and Sprout IX and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout IX and Sprout Entrepreneurs. DLJ Associates IX, L.P. ("Associates IX"), a

Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. ("DLJCA IX"), a Delaware

corporation, is the managing general partner of Associates IX. Ms. LaPorte is a limited partner of Associates IX. DLJ LBO Plans Management Corporation II ("DLJLBO"), a Delaware

corporation, is the general partner of IX Plan and, as such, is responsible for its day-to-day management. DLJLBO makes all of the investment decisions on behalf of IX Plan.

(2) The transactions reported in this Form 4 involved the granting of 1,615,385 warrants to

Sprout IX, IX Plan and Sprout Entrepreneurs. 269,231 of the warrants had an expiration date of October 30, 2014, and 1,346,154 of the warrants had an expiration date of September 26,

2014.  1,535,136 warrants were granted to Sprout IX, 74,008 warrants were granted to IX Plan and 6,241 warrants were granted to Sprout Entrepreneurs. These warrants were exercisable into Common Stock.  These warrants became exercisable on April 11, 2011.

(3) On April 11, 2011, Sprout IX, IX Plan and Sprout Entrepreneurs exercised warrants to purchase 1,615,385 shares of Common Stock for $1.41 a share.  Sprout IX, IX Plan and Sprout

Entrepreneurs paid the exercise price on a cashless basis, resulting in the Issuer withholding 216,526 shares of Common Stock to pay the exercise price and issuing to Sprout

IX, IX Plan and Sprout Entrepreneurs the remaining 1,398,859 shares. Sprout IX exercised

1,535,136 of the warrants into 1,329,367 shares of Common Stock, IX Plan exercised 74,008 of the warrants into 64,088 shares of Common Stock and Sprout Entrepreneurs exercised 6,241 of the warrants into 5,404 shares of Common Stock.  Each of the warrants was exercised under the net issuance provisions of the respective warrant agreements.

(4) Includes 7,916,403 shares of Common Stock beneficially owned directly by Sprout IX,

31,792 shares of Common Stock beneficially owned directly by Sprout Entrepreneurs, 388,388 shares of Common Stock beneficially owned directly by IX Plan and 7,932 shares held directly by LaPorte.